SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

B COMMUNICATIONS LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

EXPLANATORY NOTE

The following exhibits are attached:

A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, which includes the following Items:

99.1
Immediate report for the convening of a special general meeting - On the agenda: Approval for the Bezeq's engagement in a transaction that increases Bezeq's holding to 100% of the shares of DBS Satellite Services (1998) Ltd. ("Yes Transaction").

99.2	Valuation report of Merrill Lynch International of the Bank of America Group prepared with respect to Yes Transaction.

99.3	Fairness opinion of Merrill Lynch International of the Bank of America Group prepared with respect to Yes Transaction.

The above items constitute a translation of a material part of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the only binding and full version and the only one having legal effect. This translation was prepared for convenience purposes only. The link for the full report is: http://maya.tase.co.il/bursa/report.asp?report_cd=949135.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: February 16, 2015

EXHIBIT INDEX

The following exhibits are attached:

A report of Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of B Communications Ltd., filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, which includes the following Items:

99.1
Immediate report for the convening of a special general meeting - On the agenda: Approval for the Bezeq's engagement in a transaction that increases Bezeq's holding to 100% of the shares of DBS Satellite Services (1998) Ltd. ("Yes Transaction").

99.2	Valuation report of Merrill Lynch International of the Bank of America Group prepared with respect to Yes Transaction.

99.3	Fairness opinion of Merrill Lynch International of the Bank of America Group prepared with respect to Yes Transaction.

The above items constitute a translation of a material part of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the only binding and full version and the only one having legal effect. This translation was prepared for convenience purposes only. The link for the full report is: http://maya.tase.co.il/bursa/report.asp?report_cd=949135.